

April 11, 2014

Via E-mail
Perry Leopold
Chief Executive Officer
North Bay Resources Inc.
PO Box 162
Skippack, Pennsylvania 19474

> **Re: North Bay Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed March 18, 2014**
> **File No. 333-194655**

Dear Mr. Leopold:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us in writing when Tangiers and/or its affiliates completed the resale of substantially all of the securities registered for sale under the registration statement (file no. 333-190562) that became effective on September 11, 2013.

2. Please revise the share dilution and similar information on page 9 and where appropriate to update for your recent trading price. We note, for example, the reference to a recent trading price of $.04. However, it appears your shares have traded below $.04 since February and your cover page indicates recent trading prices at approximately half that amount.

Dilution, page 22

3. To help investors better understand the dilutive effect of the securities purchase agreement, please include a tabular presentation showing the number of shares issuable and dilutive effect at the current market price and hypothetical decreases, for example at 25%, 50% and 75% of the current market price. Also, disclose the maximum number of shares that may be issued and the percentage of outstanding securities that this amount represents as well as the percentages of outstanding securities represented by the securities issued at the discounts to market price described above. Please provide similar tabular information for other recent discounted transactions (see, for example, the transactions described in the Form 8-Ks dated April 2 and 3, 2014).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3329 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP